

September 27, 2013

<u>Via E-Mail</u>
Mr. Donghai Yu
Chief Executive Officer
China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

       Re: **China Carbon Graphite Group, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed April 16, 2013
               Form 10-Q for the Fiscal Quarter Ended June 30, 2013
               Filed August 14, 2013
               File No. 333-114564

Dear Mr. Yu:

      We have reviewed your response letter dated September 16, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements</u>

<u>Consolidated Balance Sheets, page F-4</u>

1.   We refer to your response to prior comment 1. While we acknowledge your response, please provide us further information so that we may better understand your inventory

impairment analysis. In that regard:

- Please separately tell us how you evaluated each significant component of your inventory for impairment. At a minimum separately address raw materials, work in process and finished goods.
- Describe the specific components of your inventory that were considered in the impairment charge recognized in the first half of 2013.
- As the majority of your inventory is work in process, tell us how the costs to complete your work in process inventory were factored into your analysis. Also, respond with respect to raw materials.
- Show us the components of your inventories analyzed by the type referred to in your response. That is, for instance, high purity, fine grain or any other type, as relevant.
- Tell us why the analysis from the second paragraph of your response compares selling prices to "cost of goods sold" rather than to the carrying amounts of the inventory, including completion costs, as appropriate.
- Disclosure on page 36 of your Form 10-K states that it takes you six months to fulfill a customer order. Your response indicates that you expect demand to recover by the end of 2013 or the first half of 2014. In light of your extended lead time, tell us whether demand has in fact recovered. Also, describe to us how you forecast customer demand.

2. We refer to your response to prior comment 2. Please describe to us the interest provisions of the notes payable or otherwise explain how you compensate the banks for the borrowings. Also, in future interim and annual filings please include tabular disclosure of the components of notes payable in the notes to your financial statements, with narrative explanation of all significant terms and provisions of those notes.

Note 3. Summary of Significant Accounting Policies

Restricted Cash, page F-11

3. We refer to your response to prior comment 3. In future filings please clearly disclose that upon release the restricted cash will be used to repay the liabilities or as security for new debt, as indicated in your response.

Land Use Rights, page F-13

4. We refer to your response to prior comment 4. In future filings please disclose how you determined the fair value of the land, as stated in your response. As a related matter, please reconcile the footnote disclosure, which indicates that you do not have a signed land use rights agreement, with your response which indicates that you have a land use rights certificate.

Note 6. Accounts Receivable, net, page F-21

5. We refer to your response to prior comment 6. Based on your response, it appears that you grant credit terms of up to a year for customer payment. With a view toward disclosure in the footnotes to future financial statements, please describe to us (1) your credit and collection policies, (2) the circumstances where you grant extended payment terms, and (3) why you believe it is appropriate in GAAP to recognize revenue before collection when you have granted extended payment terms.

6. As a related matter, tell us whether your distributors are contractually obligated to remit payment regardless of whether the distributor resells the product purchased from you.

Note 8. Inventories, page F-21

7. We refer to your response to prior comment 7. Your response indicates that work in process is 83% of inventory because your products generally have a six month production cycle. Please explain to us your production cycle and steps involved, the timeline for production, and the specific nature and condition of the work in process inventory. In light of the 74% decrease in your sales in the first half of 2013 and if, as indicated in your response, the level of work in process is related to a six month production cycle, please clearly explain to us why work in process inventory did not significantly decrease between December 2012 and June 2013.

Note 9. Property and Equipment, net, page F-21

8. We refer to your response to prior comment 9. While your response about the changes in construction in process for land improvements indicates that the changes were related to the "starting of new projects and completion of old projects," the response does not appear consistent with the tabular disclosure of the components of property and equipment as presented in your financial statements as of December 31, 2012, March 31, 2013 and June 30, 2013. Your response is also not consistent with the statement on page 25 of your Form 10-Q which states that no construction in progress was transferred to fixed assets in the first half of 2013.   Accordingly, please provide us a roll-forward of the two components of construction in process from December 31, 2012, to March 31, 2013 and to June 30, 2013. Clearly describe the projects in process and separately show and describe each significant addition and reduction to each of the two captions presented in the notes to your financial statements.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Financial Statements

Consolidated Balance Sheets, page 1

9. We refer to your response to prior comment 10. While you indicate that the notes receivable which first arose in the quarter ended March 31, 2013 arose from the sales of goods and products, it is unclear how your response is consistent with your financial statements. For instance, we see that notes receivable as of March 31, 2013 are more than twice your sales for that quarter. Accordingly, please more fully explain to us how and when these notes arose. Provide us roll-forwards of both accounts receivable and notes receivable from December 31, 2012, to March 31, 2013 and to June 30, 2013. Separately show additions from sales, collections, and other adjustments. Fully explain other adjustments.

Consolidated Statements of Cash Flows, page 3

10. We refer to your responses to prior comments 11 and 13. Please provide us a revised "financing activities" section of the cash flow statement for the six months ended June 30, 2013. In that regard, also show us how the change in long-term bank loans between January 1, 2013 and June 30, 2013 is explained by the disclosure on the cash flow statement. We note that pursuant to your balance sheet, long term bank loans increased by $11.4 million, while the cash flow statement shows long term borrowings of $21 million and no repayments during the first six months of 2013.

Note 9. Property and Equipment, net, page 24

11. We refer to your response to prior comment 14. In the footnotes to future filings please provide a specific description of each major project included in construction in progress. Also, in light of deterioration of your operating results, clearly and fully disclose why management believes the carrying amount is recoverable from future operations.

Note 14. Short-term Bank Loans, page 31

12. While we acknowledge your response to prior comment 15, in light of your increasing debt it continues to be unclear how interest expense declined in the first six months of 2013. In that regard, we see that the total amount of notes payable, short-term borrowings, and the long-term note from the Credit Union increased from $61 million to $102 million between June 2012 and June 2013. Further, the long-term note cited in your response to comment 16 is dated January 2013, so it does not appear to be a factor explaining decreasing interest expense. Accordingly, please further explain to us how interest expense declined in light of your increased borrowings.

Mr. Donghai Yu
China Carbon Graphite Group, Inc.
September 27, 2013
Page 5

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

Copy to: Ari Edelman, Esq.
Leib Rose LLC